Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 14, 2021

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lilium B.V. Amendment No. 1 to Registration Statement on Form F-4 Filed June 11, 2021 File No. 333-255800

Dear Ms. Timmons-Pierce and Mr. Ingram:

This letter is submitted on behalf of Lilium B.V. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-4 (the “Amendment”) submitted on June 11 2021, as set forth in the Staff’s letter dated July 2, 2021 to Barry Engle, Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 2 to Registration Statement on Form F-4 (the “Second Amendment”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment, and page references in the responses refer to the Second Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Second Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Second Amendment (marked to show changes from the Amendment).

F-4/A filed June 11, 2021

What is the PIPE Financing?, page 11

1.              Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response to Comment No. 1.              The Company respectfully advises the Staff that it has revised the disclosure on page 10 of the Second Amendment in response to the Staff’s comment.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

July 14, 2021

What interests do the Sponsor, Qell Initial Shareholders and Qell's other current officers and directors have in the Business Combination?, page 15

2.              We note that in response to prior comment one you included the aggregate market value of the Private Placement Warrants as of March 31, 2021. Please revise to include the aggregate market value of the Private Placement Warrants as of the most recent practicable date.

Response to Comment No. 2.              The Company respectfully advises the Staff that it has revised the disclosure on page 14 of the Second Amendment in response to the Staff’s comment.

3.              Please revise to disclose the current out of pocket expenses incurred as of the most recent practicable date.

Response to Comment No. 3.              The Company respectfully advises the Staff that it has revised the disclosure on page 15 of the Second Amendment in response to the Staff’s comment.

What happens to the funds held in the Trust Account upon consummation of the Business Combination?, page 20

4.              Please revise to quantify the other fees, costs and expenses that were incurred by Qell and other parties to the Business Combination Agreement.

Response to Comment No. 4.              The Company respectfully advises the Staff that it has revised the disclosure on page 21 of the Second Amendment in response to the Staff’s comment.

Risk Factors, page 44

5.              Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response to Comment No. 5.              The Company respectfully advises the Staff that it has revised the disclosure on page 16 and 58 of the Second Amendment in response to the Staff’s comment.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

July 14, 2021

6.              Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement

Response to Comment No. 6.              The Company respectfully advises the Staff that it has revised the disclosure on page 49 of the Second Amendment in response to the Staff’s comment.

7.              We note your response to prior comment 22. Please add risk factor disclosure to discuss whether your dual class structure could inhibit inclusion in certain stock market indices, and potential adverse effects on your market price and liquidity.

Response to Comment No. 7.              The Company respectfully advises the Staff that it has revised the disclosure on page 48 of the Second Amendment in response to the Staff’s comment.

Vote of the Qell Initial Shareholders and Qell's Other Directors and Officers, page 83

8.              We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response to Comment No. 8.              The Company respectfully advises the Staff that it has revised the disclosure on pages 17, 32, 88, 211 and 259 of the Second Amendment in response to the Staff’s comment.

Background of the Business Combination, page 94

9.              We note your response to prior comment 6. Please disclose the initial projections and assumptions.

Response to Comment No. 9.              The Company respectfully advises the Staff that it has revised the disclosure on page 112 through page 117 of the Second Amendment in response to the Staff’s comment.

10.              We note your response to prior comment 7. We note the role that your Strategic advisor played in your diligence and valuation. Please identify the Strategic Advisor or tell us why this information is not material to shareholders.

Response to Comment No. 10.          The Company respectfully advises the Staff that it does not believe the identity of the "Strategic Advisor" is material to shareholders. The firm did not provide any advisory services with respect to valuation of Lilium or the Business Combination pricing. The firm's role was to support Qell's diligence efforts by assisting Qell in assessing the commercial aspects of the Lilium business and it was, in fact, one of several consultants engaged by Qell in connection with its overall diligence review. Accordingly, the Company has revised the disclosure on pages 102, 103, 105, 108 and 111 of the Second Amendment to better reflect the role of this firm.

Lilium Prospective Financial Information, page 108

11.              We note your revised disclosure in response to comment 8. Please expand your disclosure to further describe the key assumptions driving the significant growth in your revenues and aircraft production volume for 2024 through 2027 and why you believe the assumptions are "reasonably achievable." Also disclose any factors or contingencies that might prevent such growth from ultimately materializing.

Response to Comment No. 11.          The Company respectfully advises the Staff that it has revised the disclosure on page 112 of the Second Amendment in response to the Staff’s comment.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

July 14, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 162

12.              We note your response to prior comment 14 and that you identify multiple pro forma adjustments to reflect the acquisition of Qell in Lilium’s pro forma financial statements. Please expand your pro forma footnote disclosure to show how the total acquisition price was determined and disclose a schedule that shows how the acquisition price was reflected in assets, liabilities, equity and expense.

Response to Comment No. 12.         The Company respectfully advises the Staff that, consistent with its discussion with the Staff on July 6, 2021, it has updated adjustment (D) within its unaudited pro forma condensed combined financial information on page 173 of the Second Amendment in response to the Staff’s comment to (i) include a tabular presentation of the components of total estimated transaction costs for both Lilium and Qell, respectively and (ii) to more fully describe the accounting/presentation reflected in the pro forma financial information for each component of aggregate transaction costs.

As Qell is deemed the “acquired” company for financial reporting purposes, its costs would not be eligible for capitalization as this treatment is inconsistent with the accounting for a capital raising transaction under IFRS. On a pro forma basis, Qell is estimated to incur €27.1 million of transaction costs, of which €4.5 million are related to the PIPE Financing. Costs related to the PIPE Financing were offset against the proceeds raised within Share Premium while the remaining transaction cost of €22.6 million is included within Accumulated Loss on the unaudited pro forma condensed combined statement of financial position.

Direct and incremental transaction costs incurred by Lilium that are directly attributable to its issuance of shares for the net assets of Qell would be charged against the proceeds raised in accordance with IAS 32 paragraph 37. Lilium transaction costs not eligible to be charged against the proceeds will be expensed as incurred, and such costs are reflected as an adjustment within the unaudited pro forma condensed combined statement of operations. On a pro forma basis, Lilium is estimated to incur €29.5 million of transaction costs, consisting of €4.1 million and €0.8 million of equity issuance costs capitalized in Share Premium, assuming no redemptions and maximum redemptions, respectively. The remaining amount of €25.4 million and €28.7 million, under a no redemptions and maximum redemptions scenario, respectively, less the amount already included within Lilium’s historical financial statements (€2.9 million), is reflected as an adjustment within General and Administrative Expenses on the unaudited pro forma condensed combined statement of operations and within Accumulated Loss on the unaudited pro forma condensed combined statement of financial position. Lastly, in accordance with IFRS, Lilium is considered to be acquiring a service (i.e. a stock exchange listing) in accordance with IFRS 2. As such, Qell’s total estimated transaction costs not eligible for capitalization of €22.5 million were reflected as a reduction to the net assets of Qell when calculating the IFRS 2 expense. The IFRS 2 expense is included within General and Administrative Expenses on the unaudited pro forma condensed combined statement of operations and within Accumulated Loss on the unaudited pro forma condensed combined statement of financial position.

General

13.              Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response to Comment No. 13.          The Company respectfully advises the Staff that it has revised the disclosure on pages 15, 37, 47 and 90 of the Second Amendment in response to the Staff’s comment.

14.              Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response to Comment No. 14.          The Company respectfully advises the Staff that it has revised the disclosure on pages 15, 37, 47 and 90 of the Second Amendment in response to the Staff’s comment.

15.              Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response to Comment No. 15.          The Company respectfully advises the Staff that it has revised the disclosure on page 11, 30 and 98 of the Second Amendment in response to the Staff’s comment.

16.              We note that J.P. Morgan and Barclays performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to J.P. Morgan and Barclays that are contingent on completion of the business combination. Please also disclose the fees payable to Citigroup.

Response to Comment No. 16.          The Company respectfully advises the Staff that it has revised the disclosure on page 122 of the Second Amendment in response to the Staff’s comment

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

July 14, 2021

17.              Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response to Comment No. 17.          The Company respectfully advises the Staff that it has revised the disclosure on page 16 through page 18 of the Second Amendment in response to the Staff’s comment

18.              It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response to Comment No. 18.          The Company respectfully advises the Staff that it has revised the disclosure on pages 18 and 99 of the Second Amendment in response to the Staff’s comment

19.              Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response to Comment No. 19.          The Company respectfully advises the Staff that it has revised the disclosure on page 18 of the Second Amendment in response to the Staff’s comment with respect to the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders. In the No Redemption, Illustrative Redemption (which assumes that 50% of Qell Class A Ordinary Shares held by public shareholders are redeemed), and Maximum Redemption scenarios, the residual equity value, taking into account the respective redemption amount and the secondary offering size, will remain $10.00 per share as illustrated in the sensitivity table below.

Ms. Asia Timmons-Pierce

Mr. Jay Ingram

Securities and Exchange Commission

July 14, 2021

	Assuming No Redemption		Assuming Illustrative Redemption		Assuming Maximum Redemption
Shareholders	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %
Lilium shareholders	218,757,580	71%	218,392,830	75%	218,013,330	80%
Qell public shareholders	37,950,000	12%	18,975,000	6%	0	0%
Sponsor (1)	7,658,555	2%	7,658,555	3%	7,658,555	3%
PIPE Investors	45,000,000	15%	45,000,000	16%	45,000,000	17%
Total Shares Outstanding Excluding Warrants	309,366,135	100%	290,026,385	100%	270,671,885	100%
Total Equity Value Post-Redemptions ($ in millions)	$3,093		$2,900		$2,706
Per Share Value	$10.00		$10.00		$10.00

(1)        Includes 3,063,422 of Holdco Class A Shares acquired by the Sponsor in connection with the Business Combination which, in addition to any New Shares (as defined in the Sponsor Letter Agreement) issued with respect to such Holdco Shares, Sponsor has agreed to subject to certain time and performance vesting provisions.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1526.

Sincerely,

/s/

Enclosures

cc: Barry Engle, Chief Executive Officer, Lilium B.V.

Sam Gabbita, Chief Financial Officer, Lilium B.V.

Jocelyn M. Arel, Esq., Goodwin Procter LLP